UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,
GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México announces that it intends to nominate Laura Diez Barroso Azcárraga as chairman of the Board of Directors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 30, 2020

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT IT INTENDS TO NOMINATE LAURA DIEZ BARROSO AZCÁRRAGA AS CHAIRMAN OF THE BOARD OF DIRECTORS

Mexico City, Mexico, January 30, 2020 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México”, the “Bank” or “Santander Mexico”), one of the leading Mexican banks, announced that its Board of Directors, in a meeting held today, among other resolutions, expressed its intention to nominate, the renowned businesswoman Laura Diez Barroso Azcárraga as director and chairman of the Board of Directors to succeed Mr. Marcos Martínez Gavica, whose appointment as chairman of the Board of Directors will expire in April of this year.

During the meeting of the Board of Directors, the Board recognized the leadership of Marcos Martínez Gavica at the Bank for 23 years, first as chief executive officer and then as chairman of the Board of Directors since 2016. His work has allowed Santander Mexico to consolidate and emerge as one of the most important banking institutions in Mexico.

During the meeting the Board of Directors noted that with the appointment of Laura Diez Barroso Azcárraga as chairman, Santander Mexico sets forth a new dimension of its strategy to help people and businesses prosper, highlighting her solid professional track record, as well as the fact that she will become the first woman to serve as chair of the institution and the only woman to currently serve as chair of the board of directors of any bank in Mexico, including Santander Group’s local entities.”

Ana Botín, executive chairman of Grupo Santander, underscored: “Laura Diez Barroso is the right choice for the moment and the challenges that Santander faces in Mexico; her designation represents a clear determination by the Bank to renew its vision and perspective, guided by a leading and greatly renowned businesswoman in the country. Her appointment as chairman is a statement of Santander Mexico’s long-term commitment to being a modern and equality-based institution.

Ana Botín further noted that “Marcos Martínez leaves behind a valuable legacy at Santander and enormous lessons of an administration that managed to integrate in a single bank what used to be two different institutions; while later paving the way for a consolidation that established the foundations of one of the most important banks in the country and of the Group.”

Marcos Martínez Gavica, who will serve as chairman of the Board of Directors until this April, expressed that “All these years Santander represented an unbeatable place for challenges, opportunities and growth, which I can proudly see consolidated into an institution that is recognized for its strong position, strategy, determination and social responsibility. It has been a unique experience to be part of this group, collaborate with its professionals both in Mexico and globally, and face the great transformations that the banking sector has experienced, all with the conviction of improving the banking industry.”

Héctor Grisi Checa, Executive President and Chief Executive Officer of Banco Santander México, commented: “considering the transformation that Santander is going through, the contribution of Laura Diez Barroso as chairman of the Board of Directors will represent one of the Bank’s strengths and a clear direction to the future. Such perspective today is possible thanks to the solid foundations that Marcos Martínez laid out during his tenure, which has been an example of leadership and guidance not only at Santander, but in the entire industry.”

Laura Diez Barroso Azcárraga, with more than 25 years of experience in executive positions, serves as the chairman of the Board of Directors of Grupo Aeroportuario del Pacífico and the Chief Executive Officer of LCA Capital. She is currently a member of the Board of Directors of Teléfonos de México and has been a member of the boards of Grupo Financiero Inbursa and Royal Caribbean Cruises. She co-founded and served as chairman of Televisa’s ERES Editorial and is a member of the Mexican Business Council.

Material Fact
Banco Santander México

In addition to her work as businesswoman, she has a long track record of commitment to philanthropy, participating to date on five foundations and patronages that deal with issues as diverse as education, culture and the environment.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2019, Banco Santander México had total assets of Ps.1,412 billion under Mexican Banking GAAP and more than 18.1 million customers. Headquartered in Mexico City, the Company operates 1,402 branches and offices nationwide and has a total of 19,975 employees.

Investor Relations Contact

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México